BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



09 February 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sarah Hunter
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 09 February 2005

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date



BAA Traffic Summary : January 2005

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to Jan 05	% Change**	12 months to January 05	% Change***
Heathrow	5,141.1	6.1	57,192.4	5.8	67,404.8	6.4
Gatwick	2,050.3	10.8	27,524.5	5.9	31,588.4	5.5
Stansted	1,433.2	8.6	17,949.4	9.9	21,019.1	11.3
London Area Total	**8,624.6**	**7.6**	**102,666.2**	**6.5**	**120,012.3**	**7.0**
Southampton	99.9	4.2	1,308.8	14.3	1,536.7	21.7
Glasgow	504.1	6.8	7,502.7	6.4	8,595.9	6.0
Edinburgh	533.5	4.9	6,808.5	7.0	8,023.4	7.2
Aberdeen	186.4	8.3	2,271.8	5.9	2,659.9	5.7
Scottish Total	**1,224.0**	**6.2**	**16,583.0**	**6.6**	**19,279.1**	**6.4**
BAA Total	**9,948.6**	**7.4**	**120,558.1**	**6.6**	**140,828.1**	**7.0**

Air Transport Movements	Month	% Change*	Fin year to date: Apr to Jan 05	% Change**	12 months to January 05	% Change***
Heathrow	39,139	2.3	394,203	2.6	470,637	2.9
Gatwick	18,333	6.6	208,295	4.2	242,618	3.4
Stansted	13,563	1.3	149,879	3.0	177,570	3.4
London Area Total	**71,035**	**3.2**	**752,377**	**3.1**	**890,825**	**3.1**
Southampton	2,964	5.1	31,749	8.7	37,580	12.5
Glasgow	6,855	4.1	79,642	5.5	93,108	5.0
Edinburgh	8,785	-0.0	94,331	5.4	112,545	5.8
Aberdeen	6,565	7.2	70,153	5.8	82,964	5.6
Scottish Total	**22,205**	**3.3**	**244,126**	**5.6**	**288,617**	**5.5**
BAA Total	**96,204**	**3.3**	**1,028,252**	**3.8**	**1,217,022**	**4.0**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to Jan 05	% Change**	12 months to January 05	% Change***
Heathrow	98,781	5.2	1,114,587	10.0	1,330,096	8.6
Gatwick	16,457	0.3	178,610	-2.8	218,320	-2.0
Stansted	18,696	13.1	189,982	12.7	229,619	13.7
London Area Total	**133,934**	**5.6**	**1,483,179**	**8.6**	**1,778,035**	**7.8**
Southampton	16	-20.0	225	-17.3	270	-15.1
Glasgow	492	42.6	7,530	50.3	8,316	53.3
Edinburgh	2,298	13.0	23,278	8.3	27,692	10.8
Aberdeen	304	15.2	3,196	8.3	3,781	8.5
Scottish Total	**3,094**	**17.1**	**34,004**	**15.5**	**39,789**	**17.4**
BAA Total	**137,044**	**5.9**	**1,517,408**	**8.8**	**1,818,094**	**8.0**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of January 2004

** compared to the eight months April to January 2004

*** compared to the twelve months to January 2004

Market Comparison: January 2005

Market	*BAA Total January 04 (000s)*	*BAA Total January 05 (000s)*	*% Change*
Domestic	1,824	1,928	5.7
Eire	437	473	8.3
European Scheduled	3,415	3,701	8.3
European Charter*	566	557	-1.6
North Atlantic	1,260	1,331	5.6
Other Long Haul	1,763	1,960	11.1
Total	**9,267**	**9,949**	**7.4**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.

BAA

News release

Embargoed until 0700hrs 09 February 2005

BAA announces January 2005 traffic increase of 7.4%

BAA's seven UK airports handled 9.9 million passengers in January, an increase of 7.4% against the same month last year.

During the month all airports recorded gains. Heathrow increased 6.1%, while Gatwick rose 10.8% and Stansted added 8.6%. More aggressive passenger marketing by airlines is believed to have driven growth at these airports.

At BAA's three Scottish airports an overall increase of 6.2% was recorded. Glasgow recorded an increase of 6.8%, Edinburgh added 4.9% and Aberdeen rose 8.3%. Glasgow and Edinburgh each benefited from strong growth on Irish routes and good performances on international services. A combination of severe storms in 2004 and new services contributed to Aberdeen's stronger performance. At Southampton an increase of 4.2% was recorded.

Across the markets, North Atlantic and Other Long Haul services performed strongly recording increases of 5.6% and 11.1% respectively. Low fare services continued to benefit European Scheduled and Irish markets with these sectors each increasing 8.3% during the month. European Charter traffic was down 1.6% overall.

Air transport movements were 3.3% higher and cargo tonnage was up by 5.9%.

For further information on BAA plc see www.baa.com
- Ends -

Media enquiries: **Samantha Bateman, BAA plc:** **tel + 44 (0)207 932 6654**
City enquiries: **Sarah Hunter, BAA plc:** **tel + 44 (0)2107 932 6692**

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com

